EXHIBIT 99.2
                                                                    ------------

                                   CIBC MELTON TRUST COMPANY      [LOGO OMITTED]



April 19, 2004


Nova Scotia Securities Commission                        Securities Commission of Newfoundland and Labrador

Alberta Securities Commission                            Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission                       Office of the Administrator of the Securities Act,
                                                         New Brunswick

The Toronto Stock Exchange                               Ontario Securities Commission

British Columbia Securities Commission                   Registrar of Securities, Prince Edward Island

Commission des valeurs Mobilieres du Quebec              Government of the Northwest Territories

Government of Yukon                                      Government of Nunavut


Dear Sirs:

RE:      VASOGEN INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 19, 2004:

         [X]  Proxy
         [X]  Notice of Meeting/Information Circular
         [X]  MD & A
         [X]  Annual Report for the Fiscal Year Ended November 30, 2003
         [X] Annual Financial Statement for the Fiscal Year Ended November 30, 2003
         [X]  Supplemental Mail List Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY


Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567




               320 Bay Street,  P.O. Box 1,  Toronto, ON M5H 4A6
                    Tel 416.643.5000     www.cibcmellon.com

 CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks